proxy  US Government.doc
Proxy Results

Shareholders of Seligman U.S. Government Securities Fund voted on a proposal to approve an Agreement and Plan of Reorganization at a Special Meeting of Shareholders held on June 2, 2009. Shareholders voted in favor of the proposal. The number of shares voted are as follows:


          For                     Against                 Abstain
------------------------- ------------------------ -----------------------
------------------------- ------------------------ -----------------------
     4,875,807.051              261,420.630              317,538.028
------------------------- ------------------------ -----------------------

As a result of the approval of this proposal, the Fund will be merged into RiverSource Short Duration U.S. Government Fund. It is anticipated that the merger will occur in the third quarter of 2009.